19005404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48809

SEC Mail Processing
FEB 05 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tidal Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
(No. and Street)

Schertz (City) Texas (State) 78154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Novikoff 210-659-1446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

RECEIVED
2019 FEB -5 PM 3:42
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KIM L. QUIRIE
NOTARY PUBLIC - STATE OF TEXAS
ID# 8219965
COMM. EXP. 08-01-2022

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Tidal Group, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements and Supplemental Information
December 31, 2018
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

The Tidal Group, Inc.
December 31, 2018

Contents

Haynie & Company

Certified Public Accountants (a professional corporation)
2702 N. Loop 1604 E., Ste. 202 San Antonio, TX 78232 (210) 979-0055 Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of The Tidal Group, Inc.
Schertz, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the period then ended, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission and the Statement Regarding Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether the Supplemental Schedules, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as The Tidal Group, Inc.'s auditor since 2018.

San Antonio, Texas

January 31, 2019

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	385,164
Prepaid expenses		40,246
Accounts receivable-employee		1,500
Deferred tax asset		1,406
Property and Equipment, at Cost, Less Accumulated Depreciation of $7,796		-
Other		150
Total assets	$	428,466
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	7,363
Federal income tax payable		5,415
Total liabilities		12,778
Commitments and Contingencies		
Stockholder's Equity		
Common stock, no par value; 1,000,000 shares authorized, 156,000 shares issued and outstanding		31,200
Retained earnings		384,488
Total stockholder's equity		415,688
Total liabilities and stockholder's equity	$	428,466

The Tidal Group, Inc.
Statement of Income
Year Ended December 31, 2018

	2018
Revenues	
Fee income	$ 5,191,275
Other income	7,500
Total revenues	5,198,775
Expenses	
Salaries, commissions and benefits	5,000,201
Licenses and fees	60,244
Sales meetings	54,824
Professional fees	34,802
Insurance	1,260
Miscellaneous	3,358
Total expenses	5,154,689
Net Income Before Income Tax Provision	44,086
Income Tax Provision	
Current - federal	8,875
Current - state	6,698
Deferred - federal	155
	15,728
Net Income	$ 28,358

The Tidal Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance at December 31, 2017	156,000	$ 31,200	$ 356,130	$ 387,330
Net Income	-	-	28,358	28,358
Balance at December 31, 2018	156,000	$ 31,200	$ 384,488	$ 415,688

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows From Operating Activities		
Net income	$	28,358
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		155
Changes in		
Prepaid expenses		9,626
Accounts receivable - employee		(1,500)
Federal income tax		8,875
Accounts payable and accrued expenses		(103)
Net cash provided by operating activities		45,411
Increase in Cash and Cash Equivalents		45,411
Cash and Cash Equivalents, Beginning of Year		339,753
Cash and Cash Equivalents, End of Year	$	385,164
Cash Paid for State Income Taxes	$	7,433

The Tidal Group, Inc.
Notes to Financial Statements
Year Ended December 31, 2018

Note 1: Significant Accounting Policies

General

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2018, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100 percent stockholder of the Company.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor, Tidal Petroleum, Inc.

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the investor funds have cleared the bank.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Prepaid Expenses

Prepaid Expenses consist of 2019 FINRA membership fees paid of $39,828 and other 2019 administrative expenses paid of $418 at December 31, 2018.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

Income Tax

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. At December 31, 2018, the deferred tax asset of $1,406 represents the timing difference due to the current year accrual of franchise taxes.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2018

The Company is no longer subject to income tax examinations by tax authorities for years before 2015 for U.S. Federal income taxes and 2014 for State income taxes.

Accounting Change

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirements of ASC Topic 605, Revenue Recognition. No changes to the financial statements needed to be made for the adoption of this standard.

Note 2: Federal Income Tax

A reconciliation of the 2018 federal income tax expense to the amount computed by applying the

statutory federal income tax rate of 21 percent is summarized below:

Computed at the statutory rate (21%)	$	9,258
Increase (decrease) resulting from		
Nondeductible expenses		113
State income taxes		5,291
Other		1,066
Actual tax expense	$	15,728

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. The Company recognized no amounts of interest and paid no penalties for the year ended December 31, 2018.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000. At December 31, 2018, the Company had net capital, as defined, of $372,386 which was $367,386 in excess of its required net capital, which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness.

Note 4: Employee Benefit Plan

The Company established a 401(k) retirement plan in 2018. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. The Company makes an annual safe harbor contribution of 3% of eligible wages and has the option to make additional profit sharing contributions up to the maximum allowed by IRS regulations. During 2018, total contributions to the plan were $191,516.

Note 5: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal Petroleum, Inc. Pursuant to this agreement, the Company receives commissions equal to 15 percent of the total cost of the program units sold by brokers of

the Company. Additionally, Tidal Petroleum, Inc. pays the majority of all operating expenses including rent, office supplies and utilities, which amounted to approximately $562,730 for the year ended December 31, 2018. During 2018, Tidal Petroleum, Inc. reimbursed administrative costs totaling $64,844. This reimbursement is included as a reduction to salaries, commissions, benefits, and other administrative costs.

Note 6: Concentration of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2018, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 7: Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8: Subordinated Liabilities

The Company had no subordinated liabilities during the year ended December 31, 2018. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 9: Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through January 31, 2019, which is the date the financial statements were available for issuance.

Supplementary Schedules

The Tidal Group, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Total Stockholder's Equity From Statement of Financial Condition	$	415,688
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Shareholder's Equity Qualified for Net Capital Add		415,688
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
Total capital and allowable subordinated liabilities		415,688
Deductions and/or Charges		
Total non-allowable assets from statement of financial condition		43,302
Net Capital	$	372,386
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	852
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	367,386
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)	$	366,386
Total aggregate indebtedness	$	12,778
Ratio of aggregate indebtedness to net capital		.034 to 1

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2018.

The Tidal Group, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2018

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

The Tidal Group, Inc.

Exemption Report

Required under 17a-5(d)(4)

December 31, 2018

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

Haynie &
Company

Certified Public Accountants (a professional corporation)
2702 N. Loop 1604 E., Ste. 202 San Antonio, TX 78232 (210) 979-0055 Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of The Tidal Group, Inc.

We have reviewed management's statements, included in the accompanying The Tidal Group, Inc. Exemption Report, in which (1) The Tidal Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

San Antonio, Texas
January 31, 2019

The Tidal Group, Inc.
Exemption Report
Required under 17a-5(d)(4)
December 31, 2018

As of December 31, 2018, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer...who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc. ..."

- The Company met the provisions of the exemption identified above throughout the year ended December 31, 2018, without exception.

____

Lee Novikoff, President